Fax

RECEIVED

2004 AUG -4 A 11:46

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	John Armstrong	**Date:**	4 August 2004
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

SUPPL

Please find attached an announcement that was made on the London Stock Exchange today

04035986

Regards

John Armstrong
Assistant Company Secretary

PROCESSED
AUG 06 2004
THOMSON
FINANCIAL

dw 8/4

LIBERTY
INTERNATIONAL

August 2004, 4

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Exchange Rate for Interim Dividend 2004".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact John Armstrong at +44 (0) 20 7887 7064.

Yours faithfully,

John Armstrong
Assistant Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

Exchange rate for 2004 interim dividend payable to shareholders on the South African register

Liberty International PLC confirms that the South African Rand exchange rate for the 2004 interim dividend of 12.40 pence per ordinary share to be paid on 7 September 2004, to shareholders registered on 20 August 2004, will be 11.38 ZAR to 1 GBP.

On this basis, shareholders who hold their shares via the South African register will receive a dividend of 141.112 ZA cents per ordinary share.

4 August 2004